Mail Stop 3561

February 2, 2007

John R. Bartholdson
Senior Vice President, Chief Financial Officer and Treasurer
Triumph Group, Inc.
1550 Liberty Ridge Drive, Suite 100
Wayne, PA 19087

> **Re: Triumph Group, Inc.**
> **File No. 001-12235**
> **Form 10-K: For the Fiscal Year Ended March 31, 2006**

Dear Mr. Bartholdson:

We have reviewed the above referenced filing and have the following comments. We believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days.

Form 10-K: For the Fiscal Year Ended March 31, 2006

Results of Operations, page 25

1.   We believe that your MD&A discussion could be enhanced by quantification of the factors that have affected net sales and the various expense categories in your statement of operations. For example, by not providing quantitative disclosures regarding the increase in incentive compensation expense, the impact it had on your operating income is not clear. As such, please expand your disclosures in MD&A to quantify the impact of each significant factor which has affected your results of operations.

Consolidated Financial Statements, page 34

Consolidated Balance Sheets, page 35

2.   Please tell us the amount of any unbilled accounts receivable that you have recorded for the periods presented and explain to us the reason the revenue was unbilled at the balance sheet date.

Consolidated Statements of Stockholders' Equity, page 37

3.   Please tell us the components of "other" on your Consolidated Statements of Stockholders' Equity. In addition, please tell us the components of "other" operating activities on your Consolidated Statements of Cash Flows.

Notes to the Consolidated Financial Statements, page 39

Note 2: Summary of Significant Accounting Policies, page 41

Revenue Recognition, page 41

4.   Please tell us whether you apply either SOP 81-1 or EITF 00-21 to any of your contracts and explain to us the basis for your conclusion. If you are applying either SOP 81-1 or EITF 00-21 to any of your contracts, explain to us in detail the accounting policy that you are applying to each different type of contract.

5.   We note that service revenue is in part recognized "over the contractual period." Please explain to us in greater detail how exactly you are recognizing this revenue and your basis for recognizing it in this fashion.

Note 3: Acquisitions, page 44

Contract with GE

6.   Please explain to us in detail the basis for your accounting for the contract with GE, and provide us a copy of the contract. For instance, explain to us why it was appropriate to record an intangible asset for the entire contract amount. As part of your analysis, address whether you are an exclusive provider of the inlet box.

7.   Please quantify for us the amount of revenue and expenses that have been recognized under the GE contract for each period presented and in the subsequent periods. In addition, quantify for us the amount of expected revenues and costs for each future year of the contract.

8.   Please explain to us how you determined the weighted-average life of each separate intangible asset.

Acquisition of Rolls-Royce Gear Systems, Inc.

9.   Please provide us the terms of the acquisition and the underlying agreement. In addition, provide us the purchase price allocation for this acquisition.

10.   We note that you have entered into exclusive long-term supply agreements as part of the Rolls-Royce Gear Systems, Inc. transaction. Please tell us the significant terms of each supply agreement and provide us a copy of each underlying agreement.

11.   You state in your fiscal 2005 first quarter Form 10-Q that you have retained the services of an independent appraisal firm to assist in the valuation of certain intangible assets acquired as part of the acquisition of Triumph Gear Systems, Inc. and that you expect to finalize its purchase price with the seller and the purchase price allocation for this acquisition in the second quarter of fiscal 2005. Provide us a copy of this independent valuation. In addition, explain to us why, in the second quarter of fiscal 2005, you changed your estimate of when you would finalize the purchase price allocation to the third quarter of fiscal 2005.

12.   Please provide us copies of the long-term supply agreements underlying the $14,435,000 loss recorded and fully explain to us your basis for recording this amount; include all the calculations and analysis prepared to support this amount. As part of your response, clearly explain to us why each contract is a loss contract, and explain to us when and how the circumstances changed so that these contracts became loss contracts. Conclusively demonstrate that the circumstances which caused the need for the adjustment were in existence at the acquisition date and did not relate to circumstances that occurred subsequent to the date of acquisition. As part of your response, explain the nature of the information you had arranged to obtain to complete the allocation of the purchase price within the allocation period and when you had arranged to obtain that information.

13.   With regard to each long-term supply agreement underlying the $14,435,000, please provide us the amount of revenue and expense that was recorded annually before the acquisition and in each subsequent quarterly period. In addition, provide us your future projections of revenues and expenses that will be recorded under each of these agreements.

14.   Please explain to us why you did not discuss or disclose the potential for a loss under the supply agreements in either of your first and second quarter Forms 10-Q. Refer to SAB Topic 2.A.7.

15.   Please identify for us the day the allocation period ended and provide us a substantive analysis to support that day.

16.   You state in the note that the purchase price may be further adjusted pending the outcome of the remaining open items associated with the long-term supply agreements that were assumed in the transaction. Your accounting is not consistent with paragraph 41 of SFAS 141. Please identify for us any adjustments that you have made that were not in accordance with paragraph 41 and accordingly correct your financial statements.

Note 11: Accrued Expenses, page 55

17.   Please quantify for us the significant components of "all other" for the periods presented.

Note 17: Segments, page 57

18.   Please provide the information required by paragraphs 26 and 37 of SFAS 131. Provide a copy of the disclosure that you would have presented as of March 31, 2006. In addition, provide a sample of the information your chief operating decision maker regularly reviews to make decisions about resource allocations and performance assessments as support for your reportable segments.

Other

19.   Please provide the disclosure required by paragraph 14 of FIN 45. Provide us a copy of the disclosure that you would have presented as of March 31, 2006 had you appropriately complied with FIN 45.

* * * * *

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Triumph Group, Inc.
February 2, 2007
Page 5

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Kuhn at 202-551-3308 or the undersigned at 202-551-3812 with any questions.

Sincerely,

Michael Fay
Branch Chief